FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 17, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
17 May 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 May 2023	70,909	265.20	262.50	264.0230	LSE
17 May 2023	21,725	264.60	262.60	263.8834	CHIX
17 May 2023	52,977	265.20	262.60	264.0543	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 17 February 2023, as announced on 17 February 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 84,650,157 Ordinary Shares in treasury and have 9,477,381,197 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
17 May 2023	08:04:59	BST	1302	262.80	BATE	1313099
17 May 2023	08:04:59	BST	1270	262.80	BATE	1313097
17 May 2023	08:05:06	BST	1433	262.70	BATE	1313366
17 May 2023	08:05:06	BST	1946	262.70	BATE	1313362
17 May 2023	08:05:07	BST	1289	262.60	BATE	1313442
17 May 2023	08:07:27	BST	1095	263.60	BATE	1317249
17 May 2023	08:07:27	BST	1932	263.60	BATE	1317247
17 May 2023	08:08:06	BST	2076	263.70	BATE	1318392
17 May 2023	08:11:28	BST	1257	264.60	BATE	1324460
17 May 2023	08:11:28	BST	1712	264.60	BATE	1324452
17 May 2023	08:11:28	BST	310	264.60	BATE	1324454
17 May 2023	08:11:28	BST	234	264.60	BATE	1324458
17 May 2023	08:13:18	BST	1297	264.60	BATE	1327667
17 May 2023	08:13:18	BST	1976	264.60	BATE	1327665
17 May 2023	08:13:18	BST	1297	264.60	BATE	1327669
17 May 2023	08:13:20	BST	1282	264.20	BATE	1327723
17 May 2023	08:16:04	BST	1747	264.50	BATE	1332550
17 May 2023	08:21:06	BST	1257	263.80	BATE	1341235
17 May 2023	08:21:33	BST	1371	263.80	BATE	1342251
17 May 2023	08:23:06	BST	1350	263.60	BATE	1344760
17 May 2023	08:30:07	BST	674	264.00	BATE	1356341
17 May 2023	08:30:07	BST	664	264.00	BATE	1356339
17 May 2023	08:30:52	BST	1202	263.90	BATE	1357959
17 May 2023	08:30:52	BST	1091	263.90	BATE	1357961
17 May 2023	08:30:53	BST	1204	263.90	BATE	1357989
17 May 2023	08:34:09	BST	1306	264.10	BATE	1364811
17 May 2023	08:34:09	BST	1469	264.10	BATE	1364803
17 May 2023	08:38:13	BST	1238	264.10	BATE	1372772
17 May 2023	08:39:59	BST	1104	264.10	BATE	1376133
17 May 2023	08:39:59	BST	168	264.10	BATE	1376135
17 May 2023	08:44:30	BST	1224	264.20	BATE	1384585
17 May 2023	08:44:30	BST	1357	264.20	BATE	1384583
17 May 2023	08:48:53	BST	1369	264.40	BATE	1393505
17 May 2023	08:49:08	BST	1203	264.30	BATE	1394028
17 May 2023	08:49:26	BST	267	264.30	BATE	1394798
17 May 2023	08:55:16	BST	1341	264.40	BATE	1407329
17 May 2023	08:55:16	BST	1341	264.40	BATE	1407331
17 May 2023	09:01:35	BST	2098	264.70	BATE	1419926
17 May 2023	09:01:58	BST	694	264.60	BATE	1420555
17 May 2023	09:02:05	BST	638	264.60	BATE	1420743
17 May 2023	09:03:40	BST	454	264.70	BATE	1423672
17 May 2023	09:03:40	BST	771	264.70	BATE	1423670
17 May 2023	09:09:34	BST	1275	265.20	BATE	1435035
17 May 2023	09:09:34	BST	1392	265.20	BATE	1435037
17 May 2023	08:05:06	BST	1542	262.70	CHIX	1313380
17 May 2023	08:05:06	BST	1299	262.70	CHIX	1313364
17 May 2023	08:05:07	BST	1262	262.60	CHIX	1313444
17 May 2023	08:08:05	BST	1489	263.70	CHIX	1318365
17 May 2023	08:11:28	BST	1566	264.60	CHIX	1324450
17 May 2023	08:11:29	BST	1386	264.50	CHIX	1324476
17 May 2023	08:12:37	BST	1065	264.60	CHIX	1326414
17 May 2023	08:13:18	BST	214	264.60	CHIX	1327663
17 May 2023	08:13:20	BST	1268	264.50	CHIX	1327721
17 May 2023	08:16:04	BST	1381	264.50	CHIX	1332552
17 May 2023	08:20:03	BST	1258	263.90	CHIX	1339543
17 May 2023	08:23:06	BST	1	263.60	CHIX	1344762
17 May 2023	08:23:06	BST	1265	263.60	CHIX	1344748
17 May 2023	08:28:54	BST	360	263.90	CHIX	1354073
17 May 2023	08:28:54	BST	100	263.90	CHIX	1354071
17 May 2023	08:28:54	BST	861	263.90	CHIX	1354069
17 May 2023	08:30:07	BST	1316	263.90	CHIX	1356343
17 May 2023	08:34:09	BST	1106	264.10	CHIX	1364807
17 May 2023	08:34:09	BST	194	264.10	CHIX	1364805
17 May 2023	08:37:59	BST	1439	264.10	CHIX	1372292
17 May 2023	08:42:00	BST	1082	264.20	CHIX	1379953
17 May 2023	08:44:30	BST	271	264.20	CHIX	1384581
17 May 2023	08:05:06	BST	1944	262.60	LSE	1313378
17 May 2023	08:05:06	BST	5932	262.60	LSE	1313376
17 May 2023	08:05:52	BST	8195	262.50	LSE	1314790
17 May 2023	08:11:28	BST	7998	264.60	LSE	1324456
17 May 2023	08:13:20	BST	7532	264.40	LSE	1327725
17 May 2023	08:16:04	BST	7805	264.50	LSE	1332554
17 May 2023	08:21:06	BST	8470	263.80	LSE	1341237
17 May 2023	08:34:09	BST	8140	264.10	LSE	1364809
17 May 2023	09:01:35	BST	1107	264.70	LSE	1419930
17 May 2023	09:01:35	BST	6402	264.70	LSE	1419928
17 May 2023	09:09:34	BST	7384	265.20	LSE	1435039

Date: 17 May 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary